                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -----------------

                                  SCHEDULE 13G

                        UNDER THE SECURITIES ACT OF 1934
                                (AMENDMENT NO. 1)

                             PEREGRINE SYSTEMS, INC.
                             -----------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                    -----------------------------------------
                         (Title of Class of Securities)

                                    71366Q200
                                 --------------
                                 (CUSIP Number)

                                February 7, 2005
                      ------------------------------------
                      (Date of Event Which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

      [X] Rule 13d-1(b)

      [ ] Rule 13d-1(c)

      [ ] Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

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CUSIP NO. 71366Q200                 13 G                       Page 2 of 9 Pages

--------------------------------------------------------------------------------

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Post Advisory Group, LLC ("Post")

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]

                                                                  (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

--------------------------------------------------------------------------------
               5     SOLE VOTING POWER

                     0
   NUMBER OF   -----------------------------------------------------------------
    SHARES     6     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY          1,243,455  **see Note 1**
     EACH      -----------------------------------------------------------------
    PERSON     7     SOLE DISPOSITIVE POWER
     WITH
                     0
               -----------------------------------------------------------------
               8     SHARED DISPOSITIVE POWER

                     1,243,455  **see Note 1**
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,243,455  **see Note 1**
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

         [ ]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      8.2%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      IA
--------------------------------------------------------------------------------

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CUSIP NO. 71366Q200                 13 G                       Page 3 of 9 Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Principal Financial Group, Inc. ("Principal")

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [X]

                                                               (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

--------------------------------------------------------------------------------
               5     SOLE VOTING POWER

                     0
   NUMBER OF   -----------------------------------------------------------------
    SHARES     6     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY          1,243,455  **see Note 1**
     EACH      -----------------------------------------------------------------
   REPORTING   7     SOLE DISPOSITIVE POWER
    PERSON
     WITH            0
               -----------------------------------------------------------------
               8     SHARED DISPOSITIVE POWER

                     1,243,455  **see Note 1**
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,243,455  **see Note 1**
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

               [ ]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      8.2%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      HC
--------------------------------------------------------------------------------

CUSIP NO. 71366Q200                 13 G                       Page 4 of 9 Pages

ITEM 1.

      (a)   Name of Issuer: Peregrine Systems Inc.

      (b)   Address of Issuer's Principal Executive Offices:

               3611 Valley Centre Drive
               San Diego, California  92130

ITEM 2.

      (a) Name of Person Filing: Post Advisory Group, LLC and Principal Financial Group, Inc.

      (b)   Address of Principal Office:

               (Post)                                  (Principal)
               11755 Wilshire Boulevard                711 High Street
               Suite 1400                              Des Moines, Iowa 50392
               Los Angeles, California 90025

      (c)   Citizenship: Delaware

      (d) Title of Class of Securities: Common Stock, par value $0.001 per share

      (e)   CUSIP Number: 71366Q200

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

      (a)   [ ]  Broker or dealer registered under section 15 of the Act
                 (15 U.S.C. 78o).

      (b)   [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c)   [ ]  Insurance company as defined in section 3(a)(19) of the Act
                 (15 U.S.C. 78c)

      (d)   [ ]  Investment company registered under section 8 of the Investment
                 Company Act of 1940 (15 U.S.C. 80a-8).

      (e)   [X]  An investment adviser in accordance with Section
                 240.13d-1(b)(1)(ii)(E).(Post)

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CUSIP NO. 71366Q200                 13 G                       Page 5 of 9 Pages

      (f)   [ ]  An employee benefit plan or endowment fund in accordance with
                 Section 240.13d-1(b)(1)(ii)(F).

      (g)   [X]  A parent holding company or control person in accordance with
                 Section 240.13d-1(b)(1)(ii)(G).(Principal)

      (h)   [ ]  A savings association as defined in Section 3(b) of the Federal
                 Deposit Insurance Act (12 U.S.C. 1813).

      (i)   [ ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

      (j)   [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned:

                 1,243,455 ** see Note 1**

      (b)   Percent of class:

                 8.2%

      (c)   Number of shares as to which the person has:

            (i)  Sole power to vote or to direct the vote:

                             0

            (ii) Shared power to vote or to direct the vote:

                             1,243,455 **see Note 1**

            (iii)Sole power to dispose or to direct the disposition of:

                             0

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CUSIP NO. 71366Q200                 13 G                       Page 6 of 9 Pages

            (iv) Shared power to dispose or to direct the disposition of:

                             1,243,455 **see Note 1**

      ** Note 1** Post , an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, furnishes investment advice to certain of Post's clients (the "Clients"). In its role as investment adviser, Post possesses voting and investment power over the shares of Common Stock of the Issuer described in this schedule that are owned by the Clients, and may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer held by the Clients. However, all securities reported in this schedule are owned by the Clients. Post disclaims beneficial ownership of such securities. Principal is filing this Schedule solely in its capacity as the parent company of its subsidiary, Post.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

      While Post may be deemed the beneficial owner of the shares of Common Stock of the Issuer, Post is the beneficial owner of such stock on behalf of the numerous Clients who have the right to receive and the power to direct the receipt of dividends from, or the proceeds of the sale of, such Common Stock. To the knowledge of Post, no such Client has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the Common Stock of the Issuer.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

      Post, a subsidiary of Principal, is an investment adviser registered under
      Section 203 of the Investment Advisers Act of 1940. See Note 1.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

      Not applicable

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CUSIP NO. 71366Q200                 13 G                       Page 7 of 9 Pages

ITEM 9.  NOTICE OF DISSOLUTION OF THE GROUP

      Not applicable

ITEM 10. CERTIFICATION

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2005

                               POST ADVISORY GROUP, LLC

                               /s/ LAWRENCE A. POST
                               -------------------------------------------------
                               Name: Lawrence A. Post
                               Title: Chief Executive Officer

                               PRINCIPAL FINANCIAL GROUP, INC.

                               /s/ JULIA LAWLER
                               -------------------------------------------------
                               Name: Julia Lawler
                               Title: Senior Vice President and Chief Investment Officer

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CUSIP NO. 71366Q200                 13 G                       Page 8 of 9 Pages

                                LIST OF EXHIBITS
                                 TO SCHEDULE 13G

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1. Agreement to Make Joint Filing .....................   9
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CUSIP NO. 71366Q200                 13 G                       Page 9 of 9 Pages

                                     EXHIBIT

                         AGREEMENT TO MAKE JOINT FILING

      This Agreement to Make Joint Filing hereby confirms the agreement by and between the undersigned that the Amendment No. 1 to Schedule 13G filed on or about this date, and any further amendments thereto, with respect to the beneficial ownership by the undersigned of the shares of Common Stock of Peregrine Systems, Inc. is being filed on behalf of each of the undersigned.

Dated: February 7, 2005

                               POST ADVISORY GROUP, LLC

                               /s/ LAWRENCE A. POST
                               -------------------------------------------------
                               Name: Lawrence A. Post
                               Title: Chief Executive Officer

                               PRINCIPAL FINANCIAL GROUP, INC.

                               /s/ JULIA LAWLER
                               -------------------------------------------------
                               Name: Julia Lawler
                               Title: Senior Vice President and Chief Investment Officer